Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 23, 2026

Relating to Preliminary Prospectus Supplement dated September 22, 2026 and

Prospectus dated March 11, 2026

Registration No. 333-292765

Saratoga Investment Corp.

8.00% Notes Due 2031

Final Pricing Term Sheet

September 23, 2026

The following sets forth the final terms of the 8.00% Notes due 2031 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated September 22, 2026, together with the accompanying prospectus dated March 11, 2026, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On August 26, 2026, Saratoga Investment Corporation (the “Company”) initially issued $85,000,000 in aggregate principal amount of its 8.00% Notes due 2031 and, on September 2, 2026, the Company issued $12,750,000 pursuant to the underwriters fully exercising their over-allotment option (the “Existing Notes”) pursuant to an indenture, dated May 10, 2013 (the “Base Indenture”), as supplemented by the eighteenth supplemental indenture, dated August 26, 2026 (together with the Base Indenture, the “Indenture”) by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this pricing term sheet as the “Notes.”

Issuer:	Saratoga Investment Corp.

Title of the Securities:	8.00% Notes due 2031

Private Rating*:	Egan-Jones Ratings Company: BBB

Aggregate Principal Amount Being Offered:	$20,080,325 principal amount of New Notes. The New Notes will be part of the same series of notes as the $97,750,000 in aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and be treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 8.00% Notes due 2031 will be $117,830,325, assuming no exercise of the underwriters’ over-allotment option.

Option to Purchase Additional Notes:	Up to an additional $3,012,025 aggregate principal amount of Notes within 30 days

Underwriting Discount:	$0.52 per Note; $417,670.76 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.38 per Note; $19,582,332.94 total (assuming the over-allotment option is not exercised)

Public Offering Price:	$24.90; 99.6% of aggregate principal amount of the Notes

Aggregate Accrued Interest	$0.1611 of accrued and unpaid interest per $25.00 principal amount of the Note from and including August 26, 2026 up to, but not including, the date of delivery of the Notes, which is expected to be September 24, 2026 (the “Aggregate Accrued Interest”). On the initial interest payment date, November 30, 2026, we will pay the Aggregate Accrued Interest to the holders of the Notes offered hereby as of the applicable record date along with interest accrued on the Notes offered hereby from the date of delivery to such interest payment date. If you sell your Notes before the initial record date for interest, you will not receive the Aggregate Accrued Interest. The subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Denominations:	Issue the Notes in denominations of $25.00 and integral multiples of $25.00 in excess thereof

Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.

Type of Note:	Fixed rate note

Coupon Rate:	8.00% per annum

Yield to Maturity	8.25%

Day Count:	30/360

Trade Date:	September 23, 2026

Settlement Date:	September 24, 2026 (T+1)

Stated Maturity Date:	August 31, 2031

Interest Payment Date:	Every February 28, May 31, August 31 and November 30, beginning November 30, 2026. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Regular Record Dates for Interest:	February 15, May 15, August 15, and November 15, beginning November 15, 2026

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after August 26, 2028 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued thereon to, but not including the redemption date.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.

Listing:	The Notes are listed on the New York Stock Exchange under the trading symbol “SAX.”

CUSIP / ISIN:	80349A 844/US80349A8449

Joint Book-Running Managers:	Lucid Capital Markets, LLC Oppenheimer & Co. Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. The offering to which this communication relates may be made only by means of a preliminary prospectus and the accompanying prospectus. Before you invest, you should read the Preliminary Prospectus, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any of the underwriters will arrange to send you the Preliminary Prospectus if you request them by: Lucid Capital Markets, LLC, 570 Lexington Ave, 40th Floor, New York, NY 10022 by telephone number (646) 362-0256 or by emailing GMangione@lucidcm.com; and Oppenheimer & Co. Inc., Attn: Syndicate Prospectus Department, 85 Broad Street, New York, NY 10004 by e-mailing at EquityProspectus@opco.com.